SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

Korea Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50063B104

(CUSIP Number)

COPY TO:

Michael Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray LLP
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 19, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☒.

SCHEDULE 13D

CUSIP No. 50063B104	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). President and Fellows of Harvard College

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,441,200 8. Shared Voting Power — 9. Sole Dispositive Power 2,441,200 10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) EP

SCHEDULE 13D

Korea Equity Fund, Inc.

Item 1.    Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value (the “Common Stock”), of Korea Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 180 Maiden Lane, New York, NY 10038.

Item 2.    Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4.    Purpose of Transaction.

The letter set forth as Exhibit B hereto has been delivered to the Fund, notifying the Fund of certain matters that Harvard intends to propose for consideration at the Fund’s 2004 annual meeting of stockholders. This Schedule 13D filing is occasioned by the sending of such letter and Harvard’s intention to propose the matters described in such letter for consideration at the Fund’s 2004 annual meeting of stockholders.

The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

Except as described above or in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

Item 5. Interest in Securities of the Fund.

(a), (b)    Harvard is the beneficial owner of 2,441,200 shares of Common Stock (approximately 29.0% of the shares of Common Stock).

Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

(c)    Between December 21, 2003 and February 19, 2004, Harvard did not buy or sell shares of Common Stock of the Fund.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B — Letter from Harvard to the Fund.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2004

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ MICHAEL S. PRADKO
Name: Michael S. Pradko Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy

A	Information Concerning the President, Fellows and executive officers of Harvard	7

B	Letter from Harvard to the Fund	8

EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position
Lawrence H. Summers	President
D. Ronald Daniel	Treasurer
Marc Goodheart	Secretary
Hanna H. Gray	Fellow
Conrad K. Harper	Fellow
James R. Houghton	Fellow
Robert E. Rubin	Fellow
Robert D. Reischauer	Fellow

EXHIBIT B

Letter from Harvard to the Fund

[Letterhead of Ropes & Gray LLP]

February 19, 2004

Korea Equity Fund, Inc.

180 Maiden Lane

New York, New York 10038-4936

Attention: Secretary

Dear Sir or Madam:

On behalf of our client, President and Fellows of Harvard College (“Harvard”), the beneficial owner of 2,441,200 shares of common stock of Korea Equity Fund, Inc. (the “Fund”), we hereby notify the Fund that Harvard intends to submit the following matters for consideration at the Fund’s 2004 annual meeting of stockholders:

(i)	RESOLVED: That the management agreement between the Fund and Nomura Asset Management U.S.A. Inc. be and it hereby is terminated.

(ii)	RESOLVED: That the stockholders of the Fund recommend that the Board of Directors take all necessary actions to liquidate the Fund as soon as possible.

In accordance with Rule 14a-4(c)(2)(i) under the Securities Exchange Act of 1934, as amended, Harvard hereby notifies the Fund that it intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Fund’s voting shares required under applicable law to carry each of the foregoing proposals.

Very truly yours,

/s/ Leigh R. Fraser

Leigh R. Fraser